EXHIBIT 99.1

Vanguard Reports Third Quarter Results

NASHVILLE, Tenn. – May 10, 2004 -- Vanguard Health Systems, Inc. (the "Company" or "Vanguard") today announced results for the third quarter ended March 31, 2004.

Total revenues for the quarter ended March 31, 2004, were $461.7 million, an increase of $59.3 million or 14.7% from the prior year quarter. The significant increase in revenues during the current year quarter was primarily due to improved inpatient and outpatient volumes at Vanguard's hospitals and increased membership in its Arizona state Medicaid managed care plan, Phoenix Health Plan. Patient service revenues and health plan premium revenues increased $36.6 million and $22.7 million, respectively, during the current year quarter.

Net income for the quarter ended March 31, 2004, was $13.8 million, an increase of $7.2 million or 109.1% from the prior year quarter.

Adjusted EBITDA was $47.4 million for the quarter ended March 31, 2004, an increase of $14.5 million or 44.1% from the prior year quarter. A reconciliation of Adjusted EBITDA to net income as determined in accordance with generally accepted accounting principles for the quarters ended March 31, 2003 and 2004, is included in the attached supplemental financial information.

The consolidated operating results for the quarter ended March 31, 2004, reflect a 6.0% increase in discharges and a 7.2% increase in hospital adjusted discharges compared to the prior year quarter, primarily due to the Company's service expansion and managed care contracting initiatives.

Total revenues for the nine months ended March 31, 2004, were $1,313.6 million, an increase of $376.0 million or 40.1% from the prior year period. The significant increase in revenues during the current year period was primarily due to the acquisition of the Baptist Health System hospitals and related businesses in San Antonio, Texas, on January 3, 2003, combined with increased inpatient and outpatient volumes at Vanguard's same hospital facilities and increased membership in its Phoenix Health Plan. Patient service revenues and health plan premium revenues increased $324.3 million and $51.7 million, respectively, during the current year period.

Net income for the nine months ended March 31, 2004, was $29.9 million, an increase of $18.3 million or 157.8% from the prior year period.

Adjusted EBITDA was $121.8 million for the nine months ended March 31, 2004, an increase of $46.8 million or 62.4% from the prior year period. A reconciliation of Adjusted EBITDA to net income as determined in accordance with generally accepted accounting principles for the nine months ended March 31, 2003 and 2004, is included in the attached supplemental information.

The consolidated operating results for the nine months ended March 31, 2004, reflect a 39.9% increase in discharges and a 38.8% increase in hospital adjusted discharges compared to the prior year period, primarily due to the acquisition of the Baptist Health System hospitals and related businesses on January 3, 2003, combined with increased inpatient and outpatient volumes at Vanguard's same hospital facilities. On a same hospital basis, discharges, hospital adjusted discharges and revenues per hospital adjusted discharge increased by 2.2%, 4.8% and 2.2%, respectively, during the nine months ended March 31, 2004, compared to the prior year period.

Cash flows from operating activities were $59.4 million for the nine months ended March 31, 2004, a decrease of $8.1 million from the prior year period. The decrease in cash flows from operating activities during the current year period, was primarily a result of the timing of cash receipts of patient accounts receivable, including the effects of the buildup in accounts receivable related to the opening of West Valley Hospital in September 2003 and the reopening of the Phoenix Memorial Hospital emergency department in July 2003.

"Our quarterly results reflect the improvements we have made in both quality of care and financial performance criteria in the four markets we serve," stated Charles N. Martin, Jr., Chairman and Chief Executive Officer. "We continue to develop and implement community-focused strategies that will pave the way for future successes for the Company and its patients, including significant commitments to both capital and clinical infrastructures at our facilities."

In May 2004, the Company's board of directors approved significant new internal construction projects at six of its existing hospitals, in San Antonio, Texas and Phoenix, Arizona. The Company estimates that it will spend up to $370.0 million over the next three to four years to complete these projects. The Company anticipates these six projects to begin over the next 18 months at various times. All of these projects will result in expanded capacity at each of the six hospitals. In addition, most of the projects will facilitate an expansion of clinical service capabilities. These expenditures will fulfill the Company's remaining capital expenditure commitments under its asset purchase agreements with the former owners of the Baptist Health System in San Antonio and Phoenix Baptist Hospital and Arrowhead Hospital in Phoenix.

The Company is in the process of refinancing its existing credit facility with a new $500-$550 million senior secured credit facility. The new credit facility will consist of a $300.0 million, seven-year initial term loan and a $200-$250 million, five-year revolving credit facility. As of March 31, 2004, $201.6 million was outstanding under the Company's existing credit facility. The Company expects that the new credit facility will provide for improved interest rates, increased capital expenditure capacities and more flexible debt covenants, among other benefits, compared to the existing credit facility. The Company expects to use the proceeds from the refinancing to repay the amounts outstanding under the existing credit facility, to pay transaction costs and prepayment penalties associated with the refinancing and for other general corporate purposes, including funding for the construction projects mentioned above. The Company expects the transaction to close by the end of May 2004, subject to documentation and closing conditions.

The Company will host a conference call for investors at 11:00 am EDT on May 11, 2004. All interested investors are invited to access a live audio broadcast of the call, via webcast. The live webcast can be accessed on the home page of the Company's Web site at **www.vanguardhealth.com** by clicking on Third Quarter Webcast. If you are unable to participate during the live webcast, the call will be available on a replay basis on the Company's Web site **www.vanguardhealth.com**. To access the replay, click on Third Quarter Webcast on the Company's home page or later on the Latest News link on the Investor Relations page of **www.vanguardhealth.com**.

At March 31, 2004, Vanguard Health Systems, Inc. owned and operated 16 acute care hospitals and complementary facilities and services in Chicago, Illinois; Phoenix, Arizona; Orange County, California and San Antonio, Texas. The Company's strategy is to develop locally branded, comprehensive health care delivery networks in urban markets. Vanguard will pursue acquisitions where there are opportunities to partner with leading delivery systems in new urban markets. Upon acquiring a facility or network of facilities, Vanguard implements strategic and operational improvement initiatives including expanding services, strengthening relationships with physicians and managed care organizations, recruiting new physicians and upgrading information systems and other capital equipment. These strategies improve quality and network coverage in a cost effective and accessible manner for the communities we serve.

This press release contains forward-looking statements within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. These forward-looking statements include all statements that are not historical statements of fact and those statements regarding the Company's intent, belief or expectations. Do not rely on any forward-looking statements as such statements are subject to numerous factors, risks and uncertainties that could cause the Company's actual outcomes, results, performance or achievements to be materially different from those projected. These factors, risks and uncertainties include, among others, the Company's high degree of leverage; the Company's ability to incur substantially more debt; operating and financial restrictions in the Company's debt agreements; the Company's ability to successfully implement its business strategies; the Company's ability to successfully integrate its recent and any future acquisitions; the highly competitive nature of the health care business; governmental regulation of the industry including Medicare and Medicaid reimbursement levels; changes in Federal, state or local regulation affecting the health care industry; the possible enactment of Federal or state health care reform; the ability to attract and retain qualified management and personnel, including physicians and nurses; claims and legal actions relating to professional liabilities or other matters; changes in accounting practices; changes in general economic conditions; the Company's exposure to the increased amounts of and collection risks associated with uninsured accounts and the co-pay and deductible portions of insured accounts; the impact of changes to the Company's charity care and self-pay discounting policies; the ability to enter into managed care provider and other payer arrangements on acceptable terms; the efforts of insurers, managed care payers, employers and others to contain health care costs; the availability and terms of capital to fund the expansion of the Company's business; the timeliness of reimbursement payments received under government programs; the potential adverse impact of known and unknown government investigations; and those factors, risks and uncertainties detailed in the Company's filings from time to time with the Securities and Exchange Commission, including, among others, the Company's annual reports on Form 10-K and its quarterly reports on Form 10-Q.

Although the Company believes that the assumptions underlying the forward-looking statements contained in this press release are reasonable, any of these assumptions could prove to be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, you should not regard the inclusion of such information as a representation by the Company that its objectives and plans anticipated by the forward-looking statements will occur or be achieved, or if any of them do, what impact they will have on the Company's results of operations and financial condition. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

VANGUARD HEALTH SYSTEMS, INC.
Condensed Consolidated Income Statements (Unaudited)
(In millions)

| | Three months ended March 31, | | | |
	2003		2004	
Patient service revenues	$ 348.4	86.6%	$ 385.0	83.4%
Premium revenues	54.0	13.4	76.7	16.6
Total revenues	402.4	100.0	461.7	100.0
Costs and Expenses:				
Salaries and benefits	175.3	43.5	190.2	41.2
Supplies	66.3	16.5	73.7	15.9
Medical claims expense	40.5	10.1	55.8	12.1
Provision for doubtful accounts	24.2	6.0	29.4	6.4
Insurance	8.5	2.1	9.5	2.1
Other expenses	53.7	13.4	54.6	11.8
Depreciation and amortization	12.9	3.2	15.7	3.4
Interest, net	10.4	2.6	11.1	2.4
Total costs and expenses	391.8	97.4	440.0	95.3
Income before income taxes	10.6	2.6	21.7	4.7
Income tax expense	4.0	1.0	7.9	1.7
Net income	6.6	1.6	13.8	3.0
Preferred dividends	(0.9)	(0.2)	(1.0)	(0.2)
Net income attributable to common stockholders	$ 5.7	1.4%	$ 12.8	2.8%

VANGUARD HEALTH SYSTEMS, INC.
Condensed Consolidated Income Statements (Unaudited)
(In millions)

	Nine months ended March 31,			
	2003		**2004**	
Patient service revenues	$ 775.7	82.7%	$ 1,100.0	83.7%
Premium revenues	161.9	17.3	213.6	16.3
Total revenues	937.6	100.0	1,313.6	100.0
Costs and Expenses:				
Salaries and benefits	402.3	42.9	549.2	41.8
Supplies	137.7	14.7	207.5	15.8
Medical claims expense	118.9	12.7	156.7	11.9
Provision for doubtful accounts	51.8	5.5	89.7	6.8
Insurance	21.1	2.3	28.3	2.2
Other expenses	129.9	13.8	154.8	11.8
Depreciation and amortization	32.0	3.4	46.7	3.5
Interest, net	24.9	2.7	32.4	2.5
Total costs and expenses	918.6	98.0	1,265.3	96.3
Income before income taxes	19.0	2.0	48.3	3.7
Income tax expense	7.4	0.8	18.4	1.4
Net income	11.6	1.2	29.9	2.3
Preferred dividends	(1.9)	(0.2)	(2.9)	(0.2)
Net income attributable to common stockholders	$ 9.7	1.0%	$ 27.0	2.1%

VANGUARD HEALTH SYSTEMS, INC.
Supplemental Financial Information (Unaudited)
Reconciliation of Adjusted EBITDA to Net Income
(In millions)

	Three months ended March 31,		Nine months ended March 31,	
	2003	2004	2003	2004
Net income	$ 6.6	$ 13.8	$ 11.6	$ 29.9
Interest, net	10.4	11.1	24.9	32.4
Income tax expense	4.0	7.9	7.4	18.4
Depreciation and amortization	12.9	15.7	32.0	46.7
Minority interests	(0.1)	(0.4)	0.4	(2.3)
Equity method income	(1.0)	(0.8)	(1.2)	(2.6)
Non-cash stock compensation	–	0.1	–	0.1
Loss (gain) on sale of assets	0.1	–	(0.1)	(0.8)
Adjusted EBITDA (a)	$ 32.9	$ 47.4	$ 75.0	$ 121.8

(a) Adjusted EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation and amortization, minority interests, equity method income, non-cash stock compensation, gain or loss on the sale of assets and debt extinguishment costs. Adjusted EBITDA is not intended as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Due to varying methods of calculation, Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

VANGUARD HEALTH SYSTEMS, INC.
Condensed Consolidated Balance Sheets
(In millions)

	June 30, 2003		(Unaudited) March 31, 2004
ASSETS			
Current assets:			
Cash and cash equivalents	$	27.2	$ 27.6
Accounts receivable, net of allowance for uncollectible accounts of approximately $45.5 and $61.0 at June 30, 2003 and March 31, 2004, respectively		213.9	239.1
Supplies		32.1	34.0
Prepaid expenses and other current assets		25.0	31.8
Total current assets		298.2	332.5
Property, plant and equipment, net		777.2	820.7
Goodwill		100.2	105.6
Intangible assets, net		38.6	36.3
Other assets		12.7	13.0
Total assets	$	1,226.9	$ 1,308.1
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	91.7	$ 90.6
Accrued health claims		33.5	39.3
Other accrued expenses and current liabilities		127.6	100.5
Current maturities of long-term debt		8.3	5.3
Total current liabilities		261.1	235.7
Other liabilities		62.6	88.8
Long-term debt, less current maturities		471.1	520.9
Payable-In-Kind Preferred Stock		57.0	59.9
Stockholders' equity:			
Common Stock		–	–
Additional paid-in capital		352.5	349.7
Accumulated other comprehensive loss		(0.6)	–
Retained earnings		23.2	53.1
Total liabilities and stockholders' equity	$	1,226.9	$ 1,308.1

VANGUARD HEALTH SYSTEMS, INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In millions)

	Nine months ended March 31,		
	2003		**2004**
Operating activities:			
Net income	$ 11.6	$	29.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32.0		46.7
Provision for doubtful accounts	51.8		89.7
Amortization of loans costs	1.1		1.4
Gain on sale of assets	(0.1)		(0.8)
Non-cash stock compensation	–		0.1
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(48.6)		(115.0)
Supplies	(1.2)		(1.9)
Prepaid expenses and other current assets	16.2		(8.2)
Accounts payable	0.9		(1.2)
Accrued expenses and other current liabilities	(25.1)		(4.6)
Other liabilities	28.9		23.3
Net cash provided by operating activities	67.5		59.4
Investing activities:			
Acquisitions including working capital settlement payments	(297.0)		(12.3)
Capital expenditures	(50.1)		(102.1)
Proceeds from asset dispositions	1.6		6.2
Other	0.3		(0.7)
Net cash used in investing activities	(345.2)		(108.9)
Financing activities:			
Proceeds from long-term debt	167.6		177.5
Payments of long-term debt and capital leases	(3.4)		(130.6)
Payments of loan costs	(2.3)		–
Proceeds from syndication of joint venture interests	0.2		3.0
Proceeds from common stock and PIK preferred stock issuances	80.0		–
Exercise of stock options	–		0.1
Payment to retire common stock	–		(0.1)
Proceeds from termination of swap agreement	5.5		–
Net cash provided by financing activities	247.6		49.9
Net increase (decrease) in cash and cash equivalents	(30.1)		0.4
Cash and cash equivalents, beginning of period	55.4		27.2
Cash and cash equivalents, end of period	$ 25.3	$	27.6
Net cash paid for interest	$ 28.0	$	41.1
Net cash paid (received) for income taxes	$ (0.1)	$	1.6

VANGUARD HEALTH SYSTEMS, INC.
Selected Operating Statistics (Unaudited)

| | Three months ended March 31, | | |
	2003	2004	% Change
Actual:			
Number of hospitals at end of period	15	16	
Licensed beds at end of period	3,666	3,784	
Discharges	35,751	37,887	6.0 %
Adjusted discharges-hospitals	51,100	54,767	7.2 %
Average length of stay	4.33	4.25	(1.8)%
Patient days	154,857	161,127	4.0 %
Adjusted patient days-hospitals	218,975	229,475	4.8 %
Patient revenue per adjusted discharge-hospitals	$ 6,477	$ 6,646	2.6 %
Outpatient surgeries	14,367	15,317	6.6 %
Emergency room visits	118,738	128,052	7.8 %
Gross revenue payer mix:			
Medicare	33.0%	32.1%	
Medicaid	8.4%	8.5%	
Managed care	52.1%	53.1%	
Commercial	2.0%	2.0%	
Self pay	4.5%	4.3%	
Total	100.0%	100.0%	
Same hospital:			
Number of hospitals (a)	15	16	
Total revenues (in millions)	$ 402.4	$ 461.7	14.7 %
Patient service revenues (in millions)	$ 348.4	$ 385.0	10.5 %
Discharges	35,751	37,887	6.0 %
Adjusted discharges-hospitals	51,100	54,767	7.2 %
Average length of stay	4.33	4.25	(1.8)%
Patient days	154,857	161,127	4.0 %
Adjusted patient days-hospitals	218,975	229,475	4.8 %
Patient revenue per adjusted discharge-hospitals	$ 6,477	$ 6,646	2.6 %
Outpatient surgeries	14,367	15,317	6.6 %
Emergency room visits	118,738	128,052	7.8 %

(a) For the three months ended March 31, 2004, our recently opened West Valley Hospital is included for the purpose of calculating same hospital results.

VANGUARD HEALTH SYSTEMS, INC.
Selected Operating Statistics (Unaudited)

| | Nine months ended March 31, | | |
	2003	2004	% Change
Actual:			
Number of hospitals at end of period	15	16	
Licensed beds at end of period	3,666	3,784	
Discharges	78,932	110,449	39.9 %
Adjusted discharges-hospitals	115,890	160,848	38.8 %
Average length of stay	4.14	4.21	1.7 %
Patient days	326,515	464,699	42.3 %
Adjusted patient days-hospitals	474,947	667,047	40.4 %
Patient revenue per adjusted discharge-hospitals	$ 6,285	$ 6,436	2.4 %
Outpatient surgeries	34,406	44,747	30.1 %
Emergency room visits	275,922	383,753	39.1 %
Gross revenue payer mix:			
Medicare	29.9%	31.0%	
Medicaid	8.4%	8.4%	
Managed care	54.8%	53.9%	
Commercial	2.4%	2.0%	
Self pay	4.5%	4.7%	
Total	100.0%	100.0%	
Same hospital:			
Number of hospitals (a)	10	11	
Total revenues (in millions)	$ 820.2	$ 919.8	12.1 %
Patient service revenues (in millions)	$ 658.2	$ 706.2	7.3 %
Discharges	65,524	66,942	2.2 %
Adjusted discharges-hospitals	97,995	102,744	4.8 %
Average length of stay	4.03	4.05	0.5 %
Patient days	263,796	271,397	2.9 %
Adjusted patient days-hospitals	392,152	411,990	5.1 %
Patient revenue per adjusted discharge-hospitals	$ 6,280	$ 6,416	2.2 %
Outpatient surgeries	30,339	32,334	6.6 %
Emergency room visits	238,029	265,492	11.5 %
Pro forma: (b)			
Number of hospitals (a)	15	16	
Total revenues (in millions)	$ 1,172.4	$ 1,313.6	12.0 %
Discharges	104,461	110,449	5.7 %
Patient days	442,237	464,699	5.1 %

(a) For the nine months ended March 31, 2004, our recently opened West Valley Hospital is included for the purpose of calculating same hospital and pro forma results.

(b) The pro forma results reflect the Company's consolidated results as if the Baptist Health System assets were owned during the entire periods presented.

Contact: Vanguard Health Systems, Inc.
Aaron Broad, Director Investor Relations
(615) 665-6131